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FILED VIA EDGAR

August 5, 2025

Daniel Greenspan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Re:	Cullen Funds Trust (the “Trust”)
File Nos.: 333-33302 and 811-9871
Post-Effective Amendment No. 63 to the Trust’s Registration Statement on Form N-1A

Dear Mr. Greenspan:

Thank you for your comment regarding Post-Effective Amendment No. 63 to the Trust’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2025 (the “PEA”). The PEA was filed for the purpose of launching a new share class (Class R6) for the Cullen Emerging Markets High Dividend Fund (the “Fund”). This letter responds to your comment, which you provided to us by telephone on July 23, 2025.

We have discussed the Staff’s comment with representatives of the Fund. Below, we describe a change the Fund made to the PEA in response to the Staff’s comment. This change was made in a filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on August 5, 2025, with immediate effectiveness.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

COMMENT: You asked the Fund to revise footnoted to the Annual Fund Operating Expenses table to indicate that expenses or fees recaptured will not exceed expense limitations in place at the time the expenses or fees were waived.

RESPONSE: The Fund has revised footnote d as follows:

Cullen Capital Management LLC (the “Adviser”) has contractually agreed to limit the Net Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses, interest, taxes and extraordinary expenses) to not more than 0.90% for Class R6 shares through October 31, 2026 (the “Termination Date”). The Adviser may, due to a recapture provision of the written fee waiver and expense reimbursement agreement (the “Agreement”), recapture any expenses or fees it has reduced or reimbursed within a three-year period from the date of reimbursement, provided that recapture does not cause the Emerging Markets High Dividend Fund to exceed expense limitations in place at the time the expenses or fees were waived or existing expense limitations. The Agreement to limit the Net Annual Operating Expenses may not be terminated by either the Emerging Markets High Dividend Fund or the Adviser prior to the Termination Date.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 839-5969.

Sincerely,

/s/ Carla G. Teodoro

Carla G. Teodoro, Esquire (as Attorney for the Fund)

cc:

Aiden Kelly, Cullen Capital Management LLC

James Goldstein, Cullen Capital Management LLC

John M. Ekblad, Sidley Austin LLP